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Public S 18000857

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Received FEB 23 2018 WASH. D.C.

SEC FILE NUMBER
8-68326

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORNINGSIDE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 WEST 36TH ST, SUITE 12A
(No. and Street)

NEW YORK	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. KENT 646-650-2076
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

278 ROUTE 34	MATAWAN	NJ	07747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, [redacted] Peter M. Nagykery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MORNINGSIDE SECURITIES, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

Notary Public

JARETT SAUL
Notary Public, State of New York
No. 01SA6203432
Qualified in New York County
Commission Expires April 6, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Morningside Securities, LLC,

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Morningside Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Morningside Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Morningside Securities, LLC's management. Our responsibility is to express an opinion on Morningside Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Morningside Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

We have served as Morningside Securities, LLC's auditor since 2011.

Matawan, NJ
February 16, 2018

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

MORNINGSIDE SECURITIES, LLC
Statement of Financial Condition
December 31, 2017

		2017
Assets		
Cash	$	15,824
Prepaid expenses		3,935
Total assets	$	19,759
Liabilities and Member's Equity		
Accrued expenses	$	7,901
Member's Equity		
Member's equity		11,858
Total liabilities and member's equity	$	19,759

The accompanying notes are an integral part of these financial statements.

MORNINGSIDE SECURITIES, LLC
Notes to Financial Statements
December 31, 2017

1 – Organization and Nature of Operations of Business

Morningside Securities, LLC (the "Company") is a broker-dealer organized in 2009 as a limited liability company under the laws of the State of New York. The Company became registered on September 3, 2010 as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"), operating as a placement agent specializing in private placements of securities and financial advisory services.

The Company does not hold funds or securities for customers and also does not carry accounts for customers.

2 – Significant Accounting Policies

Basis of presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Revenue recognition

Consulting fees are recorded on an accrual basis. Consulting fees received in advance of services rendered are deferred until earned. Reimbursed expenses are recognized when the expense occurs.

Income taxes

The Company is a single member limited liability company that will be treated as a disregarded entity for Federal and State income taxes purposes. Accordingly the company has no Federal or State tax liability and, as such, there is no income tax provision required on these financial statements.

Operating leases

The Company has one operating lease for office space and accounts for its operating lease according to the provision of ASC 840-20.

MORNINGSIDE SECURITIES, LLC
Notes to Financial Statements
December 31, 2017

3 – Lease Commitments

The location at 70 West 36th Street is on a month to month basis that can be terminated without any financial penalty with a thirty day notice. This lease began September 1, 2014 with current monthly rent $967.67 and total rent paid in 2017 was $11,612.

4 – Concentrations of Credit Risk for Cash

The Company's cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

5 – Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed eight times net capital, as defined, under such provision. At December 31, 2017, the Company had net capital of $7,923 which exceeded requirements by $2,923. The ratio of aggregate indebtedness to net capital was 1 to 1 at December 31, 2017.

6 – Related Party Transactions

The Company leases office space from the parent holding company Prime II Management Services LLC on a month to month basis. Rent paid in 2017 was $11,612.

7 – Member's Equity

Prime II Management Services LLC sole member and parent company of Morningside Securities, LLC; made additional contributions in 2017 totaling $37,855.

8 – Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through February 16, 2018 the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would required to be recognized in the financial statements as of December 31, 2017.